10026937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fourth Street Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2245 Gilbert Avenue
(No. and Street)

Cincinnati	OH	45206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

c. Kenneth Nemenz — 513-281-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

105 East Fourth Street, Suite 1500	Cincinnati,	OH	45202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/2010

OATH OR AFFIRMATION

I, Jerry Minton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fourth Street Financial Group, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

PENNY S. MARQUARDT
Notary Public, State of Ohio
My Commission Expires May 10 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fourth Street Financial Group, Inc.

Statement of Financial Condition

December 31, 2009

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Fourth Street Financial Group, Inc.

We have audited the accompanying statement of financial condition of Fourth Street Financial Group, Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fourth Street Financial Group, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 19, 2010

105 east fourth street, ste. 1500
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

Fourth Street Financial Group, Inc.
Statement of Financial Condition
December 31, 2009

Assets:		
Cash	$	22,419
Accounts receivable		12,729
Deposit		122
Stockholder receivable		932
Property, plant and equipment:		
Furniture & fixtures		44,765
Computer equipment		32,615
		77,380
Less accumulated depreciation		73,732
		3,648
	$	39,850
Liabilities and Stockholders' Equity:		
Liabilities-accounts payable and accrued expenses	$	5,552
Stockholders' equity:		
Common stock, no par value; 600 shares authorized and issued		75,000
Retained earnings (deficit)		(40,702)
		34,298
	$	39,850

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of business
Fourth Street Financial Group, Inc. is an Ohio corporation operating as a securities broker and dealer in Cincinnati, Ohio. The Company provides, on occasion, management and other services to Alpha Investment Management, registered investment advisors, and Fourth Street Financial Agency, Inc., an insurance agency (See Note 4 for more details). The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear customer transactions.

Furniture, equipment and improvements
Furniture, equipment and improvements are stated at cost and are being depreciated over estimated useful lives of five to seven years using accelerated methods.

Income taxes
The Company, with the consent of its stockholders, has elected to be taxed as an S corporation. The stockholders are personally liable for their proportionate share of the Company's taxable income (loss). Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements.

Uncertain tax positions
The Company adopted the Accounting for Uncertainty in Income taxes on January 1, 2009. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2006-2008. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 19, 2010, the date on which the financial statements were available to be issued.

Fair value measurements
Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to

measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximated fair value as of December 31, 2009, because of the relatively short maturity of these instruments.

2. LEASES:

The Company has a month-to-month sub-lease agreement with Alpha Investments, Inc., a company with a common officer and shareholder. The Company pays $1,000 per month to Alpha Investments, Inc.

3. RETIREMENT PLAN:

The Company has a simplified employee pension-individual retirement account (SEP-IRA) plan covering substantially all employees. Contributions to the plan are discretionary.

4. RELATED PARTY TRANSACTIONS:

The Company shares offices and employees with Fourth Street Financial Agency, Inc. and Alpha Investments, Inc., companies with common officers and stockholders.

The Company has a receivable with one of its stockholders. The receivable is accruing interest at the Applicable Federal Rate (.69% at December 31, 2009).

5. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2009, the Company's net capital requirement was $5,000, and its defined net capital and aggregate indebtedness to net capital ratio was $29,296 and .1895 to 1, respectively.

SINCE 19 38

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.